SNOWDEN ACCOUNT SERVICES LLC
(A wholly owned subsidiary of Snowden Capital Partners, LLC)
Statement of Financial Condition
December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/20_____ AND ENDING _____12/31/20_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Snowden Account Services LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____540 Madison Avenue, 9th Floor_____
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Seeman   (646) 214-7048
                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

1411 Broadway, 23rd Floor   New York   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Snowden Account Services LLC
(A wholly owned subsidiary of Snowden Capital Partners, LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
     under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements and Information Relating to Possession
or   Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
    Pursuant to Rule 15c3-1 (included with item (g))
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
    Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
    the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Matt Seeman, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Snowden Account Services LLC as of December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and FINOP
Title

Subscribed and sworn
to before me On 25th DAY
of February, 2021





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Snowden Account Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Snowden Account Services LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

New York, New York

February 24, 2021

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Snowden Account Services LLC
(A wholly owned subsidiary of Snowden Capital Partners, LLC)

Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 993,387
Due from clearing broker (including deposit of $255,104)	1,348,291
Accounts receivable	52,334
Prepaid expenses and other assets	88,666
Total assets	$ 2,482,678

Liabilities and Member's Equity

Liabilities

Due to related parties	$ 671,244
Accounts payable and accrued expenses	50,707
Deferred clearing fee credit liability	150,000
Total liabilities	871,951
Member's equity	1,610,727
Total liabilities and member's equity	$ 2,482,678

The accompanying notes are an integral part of these financial statements

Snowden Account Services LLC
(A wholly owned subsidiary of Snowden Capital Partners, LLC)

Notes to Statement of Financial Condition
December 31, 2020

1. **Nature of operations**

    Snowden Account Services LLC (the "Company"), a wholly owned subsidiary of Snowden Capital Partners, LLC (the "Parent") is a limited liability company ("LLC") that was formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Industry Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

    The Company is engaged in business as a securities broker dealer, providing placement services in publicly traded securities, mutual funds, municipal bonds, and variable annuities for individual investors, primarily through referrals from an affiliated company, Snowden Capital Advisors, LLC ("SCA"), a registered investment advisor. Another affiliate, Snowden Insurance Services ("SIS") is licensed to sell insurance products. SCA and SIS are also wholly owned subsidiaries of the Parent.

    The Company does not handle cash or securities on behalf of customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

    Basis of presentation and use of estimates
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Accounts receivable and contract balances
    Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2020, the accounts receivable were $140,262. At December 31, 2020, there were accounts receivable of $52,334 reported in the statement of financial condition.

    Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There were no contract assets as of January 1, 2020 and December 31, 2020.

    Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract liabilities as of January 1, 2020 and December 31, 2020.

2. **Summary of Significant Accounting Policies (continued)**

Due from clearing broker

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2020, the commissions receivable of $1,348,291, which includes a clearing deposit of $255,104, was pursuant to these clearing agreements and is included in due from clearing broker on the statement of financial condition.

Credit losses

The Company accounts for estimated credit losses in accordance with ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Previously, GAAP required an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance became effective for the Company on January 1, 2020, and the Company adopted this guidance on that date. The Company applied the modified retrospective method of adoption which resulted in no adjustment to amortized cost or retained earnings as of the effective date.

Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. The Company has no tax sharing arrangement with the Parent and accordingly has no commitment to fund or receive amounts for any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

3. **Clearing Broker**

The Company has a fully disclosed Clearing Agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its customers. The Company has a required deposit of $255,104 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the fully disclosed Clearing Agreement.

In conjunction with the renegotiation of the clearing agreement, the clearing broker made a noninterest bearing advance to the Company in the amount of $500,000. The advance has been recognized as a liability and is being amortized on a straight-line basis over the term of the clearing agreement as a reduction of clearing costs. As of December 31, 2020, the balance of the liability was $150,000 and is included in deferred clearing fee credit liability on the statement of financial condition.

4. **Transactions with related parties**

Under a Service Level Agreement with SCA, the Company was charged 35% of the expenses incurred for Corporate Level salaries, rent, telephone and IT, consulting, legal, and travel and entertainment expenses, and 35% of Advisor Level occupancy expenses. During the year ended December 31, 2020, this amounted to charges totaling $2,917,416. Additionally, the Company reimburses SCA, as a common paymaster, for the compensation of the Company's financial advisors. For the year ended December 31, 2020, the Company reimbursed SCA the aggregate amount of $4,203,567 as compensation of the Company's financial advisors. At December 31, 2020, the Company owed SCA a balance of $669,414 for unpaid charges.

SIS, in its capacity as a licensed insurance broker, facilitates some of the transactions for the Company. At December 31, 2020, the Company owed SIS a balance of $1,830 for unpaid charges.

During 2020, the Company collected fees on behalf of SCA in the amount of approximately $15,140,000.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of approximately $1,462,000 which exceeded the required minimum net capital by approximately $1,362,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

6. **Concentration of credit risk**

    The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

    The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended December 31, 2020, cash balances held in financial institutions were in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

7. **Risk factors**

    Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8. **Subsequent events**

    Management of the Company has evaluated events or transactions that may have occurred since December 31, 2020 through the date these financials statements are issued and determined that there are no material events that would require disclosure in the Company's financial statements.